Exhibit 99.1

Pembina and Veresen Announce Court of Queen's Bench Approval of Business Combination

CALGARY, July 12, 2017 /CNW/ - Pembina Pipeline Corporation (TSX:PPL; NYSE: PBA) ("Pembina") and Veresen Inc. (TSX: VSN) ("Veresen") are pleased to announce that following the approval of Veresen's Common and Preferred Shareholders announced on July 11, the Court of Queen's Bench of Alberta has approved the previously announced plan of arrangement between Pembina and Veresen (the "Transaction") to create one of the largest energy infrastructure companies in Canada.

Closing of the Transaction remains subject to certain conditions, including certain regulatory and government approvals and other customary closing conditions. Pembina and Veresen continue to expect the Transaction will close late in the third quarter or early in the fourth quarter of 2017.

About Pembina

Calgary-based Pembina is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns and operates an integrated system of pipelines that transport various products derived from natural gas and hydrocarbon liquids produced primarily in western Canada. The Company also owns and operates gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to working with its community and aboriginal neighbours, while providing value for investors in a safe, environmentally responsible manner. This balanced approach to operating ensures the trust Pembina builds among all of its stakeholders is sustainable over the long term. Pembina's common shares trade on the Toronto and New York stock exchanges under, respectively. Pembina's preferred shares also trade on the Toronto stock exchange. For more information, visit www.pembina.com.

About Veresen

Veresen is a publicly-traded dividend paying corporation based in Calgary, Alberta that owns and operates energy infrastructure assets across North America. Veresen is engaged in three principal businesses: a pipeline transportation business comprised of interests in the Alliance Pipeline, the Ruby Pipeline and the Alberta Ethane Gathering System; a midstream business which includes a partnership interest in Veresen Midstream Limited Partnership, which owns assets in western Canada, and an ownership interest in Aux Sable, which owns a world-class natural gas liquids (NGL) extraction facility near Chicago, and other natural gas and NGL processing energy infrastructure; Veresen is also developing Jordan Cove LNG, a 7.8 million tonne per annum natural gas liquefaction facility proposed to be constructed in Coos Bay, Oregon, and the associated Pacific Connector Gas Pipeline. In the normal course of business, Veresen regularly evaluates and pursues acquisition and development opportunities.

Veresen's Common Shares, Cumulative Redeemable Preferred Shares, Series A, Cumulative Redeemable Preferred Shares, Series C, and Cumulative Redeemable Preferred Shares, Series E trade on the Toronto Stock Exchange under the symbols, respectively. For further information, please visit www.vereseninc.com.

Forward-looking Information

Certain information contained in this news release constitutes forward-looking information under applicable securities laws. All statements, other than statements of historical fact, which address activities, events or developments that Veresen expects or anticipates may or will occur in the future, are forward-looking information. Forward-looking information typically contains statements with words such as "may", "estimate", "anticipate", "believe", "expect", "plan", "intend", "target", "project", "forecast" or similar words suggesting future outcomes or outlook. Forward-looking statements in this news release include, but are not limited to, statements with respect to the timing and anticipated receipt of regulatory approval; the timing of closing of the Transaction between Pembina and Veresen. Readers are also cautioned that such additional information is not exhaustive. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these factors are independent and management's future course of action would depend on its assessment of all information at that time. Readers are urged to consult the disclosure provided under the heading "Risk Factors" in Veresen's management information circular dated June 5, 2017, which has been filed on SEDAR at www.sedar.com for further information respecting the risks and other factors applicable to the Transaction. Although Veresen believes that the expectations conveyed by the forward-looking information are reasonable based on information available on the date of preparation, no assurances can be given as to future results, levels of activity and achievements. Undue reliance should not be placed on the information contained herein, as actual results achieved will vary from the information provided herein and the variations may be material. Veresen makes no representation that actual results achieved will be the same in whole or in part as those set out in the forward-looking information. Furthermore, the forward-looking statements contained herein are made as of the date hereof, and Veresen does not undertake any obligation to update publicly or to revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable laws. Any forward-looking information contained herein is expressly qualified by this cautionary statement.

SOURCE Pembina Pipeline Corporation

View original content: http://www.newswire.ca/en/releases/archive/July2017/12/c7025.html

%CIK: 0001546066

For further information: Pembina Investor Inquires: Cameron Goldade, Vice President, Capital Markets, (403) 231-3156, 1-855-880-7404; Pembina Media Inquiries: (403) 231-3148, media@pembina.com; Veresen Investor Inquiries: Mark Chyc-Cies, Vice President, Corporate Planning & Investor Relations, (587) 480-3040; Veresen Media Inquiries: Riley Hicks, Senior Analyst, Corporate Planning & Investor Relations, (587) 955-2731, riley.hicks@vereseninc.com

CO: Pembina Pipeline Corporation

CNW 16:10e 12-JUL-17